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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a message to employees of HP from Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, discussing the earnings announcement on November 14, 2001. This message can be found on HP's internal web site.

CARLETON S. FIORINA:

Hello, everyone. Before the market opened this morning, HP released our fourth-quarter results. Given the difficult economic environment we've been operating in -- and an unprecedented softness in the entire technology sector -- we're pleased with our performance.

Our results met or slightly exceeded the guidance we provided the analysts for revenue, gross margin and expenses after our third-quarter conference call three months ago. And our pro forma earnings per share on a diluted basis was 19 cents, beating Wall Street's consensus pro forma estimate by 11 cents. Simply put, in a very difficult quarter, by staying absolutely focused on serving customers and business fundamentals, we did what we said we would do -- and more than most analysts believed we could do.

Now generally, in a quarterly message such as this, I'd spend a few minutes discussing the results and putting them into perspective. But the events of the past few months -- and especially the last week -- have been so extraordinary that I'd like to spend my time with you sharing some of my thoughts and addressing your concerns. I'd like to talk about your efforts and the sacrifices you've made, and why approving and completing the Compaq merger is so important to us. And then I want to announce a small but meaningful reward to all of you to acknowledge all your hard work and commitment under some of the toughest circumstances I've ever seen.

During my message to you after the end of the third quarter, I mentioned that those were among the most difficult three months that HP people had ever endured: They were emotional, they were frustrating and they were confusing. At the time, it was hard to imagine that any quarter could be more intense or more draining -- and then the fourth quarter started. It was tough enough inside HP with all the activities we had going on. And then the events of September 11 hit -- and these events hit all of us hard, around the world, both inside and outside HP.

I'm assuming that many of you are still struggling to make sense of these events, while trying valiantly to keep HP moving forward. You are to be congratulated for getting us through this quarter in good shape when it would have been so easy to give up. Because, let's not kid ourselves: These are tough times. These are emotional times. For all of us. Sometimes the best way to move forward in times like these is to just keep

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putting one foot in front of the other. And to remember to believe in yourself and what got you this far.

What has made our lives particularly interesting lately has been the ongoing media coverage of what they're calling "the feud between the newcomers -- meaning me -- and the HP family." Most of the media, especially here in the Bay Area, is positioning the merger with Compaq and the recent actions by Walter Hewlett and David Packard as a fight between the past and the future -- between the Hewlett-Packard of our co-founders and the future that we're trying so hard to position ourselves to achieve. I absolutely refuse to accept this line of reasoning. And frankly, I get frustrated when I see lazy reporting on complicated issues. It is far easier to dream up a feud that doesn't exist than to research complex, far-reaching, industry-changing business concepts.

Let me say this as simply as I can: There is no conflict in honoring our past while at the same time determining that we must change to secure our future. I do not desire to tear down the foundation of Hewlett-Packard. In fact, we must continue to build upon that foundation. I think we all need to remind ourselves that innovation and reinvention are fundamental to the HP Way. And HP must be more than a great name -- HP must be a great company in rapidly and radically changing times.

I feel that I have come to know and understand the people of this company pretty well over the past couple of years. I don't think our employees are the kind of people who are swayed by innuendo, shallow reporting and half-truths. We are rightfully proud of our intellectual integrity, our analytical capabilities and our willingness to stand up for what we think is right -- even when we seem to be standing alone. Look at Dick Hackborn and the LaserJet business. Think what would have happened if he had listened to all his critics -- and believe me, he had people lining up inside and outside the business to tell him how many ways the LaserJet business would fail. Some even tried to tell him it wasn't an "HP Way-like" business. Dick Hackborn is now, of course, a board member and one of the most ardent supporters of the Compaq merger. In fact, he recently taped a video message to employees, which will be available in the next few days. Just think if Dick, many years ago, had listened to the naysayers -- on the inside and the outside -- and ignored the voice inside that told him to do what's right instead of what's popular. Dick did what was right then, and Dick and I will do what is right now.

Some media reporters think they have a story they can use to sell newspapers.

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More than a few analysts are so focused on the short term that they fail to appreciate the fundamental, structural and economic changes occurring in our industry. But we all know better than to simply believe that the whole story consists of what you see on the surface.

Getting back to today's press release and our results for the fourth quarter, every single one of you contributed to this quarter. This quarter was all about solid execution and adaptability -- about staying focused on serving customers and beating competitors. We achieved sequential revenue and earnings growth -- not easy in a slowing economy. We achieved sequential expense reductions -- not easy when expenses normally rise in our fourth quarter. We generated $1.8 billion of operating cash flow, reduced our inventories and accounts receivable. In short, you delivered, and I am deeply appreciative.

You can get much more detail on our financial performance through the @hp portal, which -- I'm quite proud to say -- has recently celebrated its one-year anniversary of providing e-services to HP employees, and consolidating and delivering news and information.

Now, I wish I could look you in the eyes and tell you that the hard times are over. Unfortunately, the economic situation remains extremely tough to predict for the near term -- and HP, along with the rest of the technology sector, isn't counting on an economic recovery in 2002.

For the first fiscal quarter of the new year, revenues are expected to be flat to slightly down from the fourth quarter due to normal seasonal effects. Gross margins are expected to be approximately flat with the fourth quarter, reflecting an intensely competitive environment. We expect to hold expenses approximately flat with the fourth quarter on a pro forma basis.

Which again points to the advantages of merging with Compaq. We expect this transaction to create a substantial increase in earnings soon after the merger closes -- irrespective of market conditions -- and to materially improve key HP businesses, especially given Compaq's complementary products and services.

Remember, we're in a business environment that is changing radically and rapidly. Customer requirements are changing and the structure and economics of our industry are changing along with them. The questions we ask ourselves are: How should we address these changes? What is the best way to serve our customers and build sustainable value for shareowners and employees?

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During the past 2-1/2 years, the HP Board of Directors and I have focused on making the necessary changes to the company's strategy, structure, reward systems and culture to secure HP's future. After a careful review of the alternatives, and a thorough analysis of the Compaq opportunity in particular, the board concluded that this transaction helps us achieve our strategic and performance goals significantly faster than we could on our own.

Our results this quarter and over the past year crystallize the challenges and opportunities in front of us, and provide lots of reasons why the merger makes sense.

We clearly need to improve our position in enterprise computing. If we don't, we risk becoming marginalized in a business consolidating around fewer and fewer vendors.

We need to address our position in industry standard servers. By adding Compaq's capabilities and substantial market presence, we can enhance our ability to participate in this pivotal and fast-growing segment of the server market.

We need to make faster progress in the enterprise storage market. With Compaq, we combine HP's leadership in high-end storage with Compaq's leading capability in mid-range storage systems to strengthen our storage offerings significantly.

We need to make our enterprise platforms more technically and financially compelling to systems integrators and application developers. With Compaq, we dramatically increase the size and importance of our installed base, compelling partners and ISVs to innovate around our platforms.

It's clear that we need to improve our overall account coverage so that we can effectively compete for every important customer engagement, all over the world. With Compaq, we double the size of our sales force.

Since I've been here, we have talked about the importance of building up our services business. With Compaq, we double the size of our services capacity with more than 65,000 skilled solution architects. In addition to providing a profitable annuity stream, this also gives us a large installed base of relationships on which to build our consulting and outsourcing capabilities -- so we can compete for and win more major accounts.

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We also need to improve the overall economics of our PC business. We're in a consolidating industry with declining margins - a market where direct distribution capabilities have become essential to successfully compete. With Compaq, we gain sufficient PC volume, along with a rapidly developing direct-distribution capability so that we can take costs out of the business and begin to derive real value in a highly competitive market.

Fundamentally, it is clear that we need to do more to ensure that our computing business is truly poised for leadership and growth. With Compaq, we gain the added technical and go-to-market breadth and depth required to be a formidable competitor, capable of playing a lead role in shaping the next era in computing. By merging we create a company with leading market positions across the technology industry and a substantial presence in key regions of the world, improving our position as the vendor and the partner of choice.

Perhaps we could address each of these challenges incrementally, step by step, over the months and years ahead. But in my view, and in the view of our Board of Directors, we do not have the luxury of an incremental approach. We need to take a bold step to address these challenges now. We need to lead the transformation of this industry instead of responding to it later. We need to drive out cost, broaden and strengthen our product and service offering and provide our customers with a real, standards-based alternative.

By merging we accelerate the strategic, technical and cultural transformations under way at both companies to create a more powerful industry competitor capable of both expanding the market and capturing market leadership.

By merging we will fundamentally improve our earnings power through significant cost synergies and operating efficiencies - and expect to add more than $2.5 billion to the bottom line annually beginning in year two - irrespective of market conditions. This will allow us to achieve higher operating margins and profit growth than either company could achieve independently.

And by merging, we create a stronger, more balanced operating model, with greater free cash flow and an even stronger balance sheet, which will enable us to invest in and drive innovation. Frankly, this represents the single best way to grow and deliver the value our shareowners, customers and employees expect and deserve. Having spent the last several

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months planning the integration of these two companies, we are even more convinced of the power of this combination.

Innovation and reinvention are fundamental to the HP Way. Change and risk-taking can be unsettling, even frightening, for some. But preserving the status quo and taking small steps to improve our competitive position will not serve anyone's interests - not customers, not shareowners and certainly not the highly motivated people that represent the best of HP and Compaq.

While the storm of speculation swirls outside, I am truly excited about this merger and utterly convinced of its importance to our future.

OK. So as you know, at the end of each half we announce the Company Performance Bonus, which is based on achieving our goals for profit and revenue growth. After revising our short-term ASPIRE plans for the second half of fiscal '01, the economic situation proved to be far worse and more challenging than anyone could have predicted.

And so, according to the rules of the game, there will not be a Company Performance Bonus for the second half of fiscal '01 either. However, during an incredibly challenging environment, I have seen HP employees all over the world make extraordinary sacrifices -- from cutting back on expenses to working harder, donating time off and even contributing part of your salary.

Although we did not make our performance goals, we wanted you to know how much we appreciate your many contributions and your sacrifices. And so, HP's Executive Council has approved a one-time bonus for all HP employees on the payroll as of October 31, 2001. And the bonus is equivalent to two days of your salary.

Just so you know, since we did not meet our ASPIRE targets, the members of the Executive Council and I together decided not to include ourselves in receiving this one-time bonus.

So thank you. Thank you for getting us through a quarter that has been -- in so many ways -- one of the toughest in our history. And please accept this bonus as our thanks for an extraordinary job under very difficult circumstances.

Finally, I think the more you learn about the Compaq merger, the more you'll realize how vitally important it is to the future of HP. And the responsibility of learning more about the deal is one that we share as both employees and shareowners of this great company.

Thank you once again for all your hard work.

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of HP and its consolidated subsidiaries to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with acquisitions and achieving anticipated synergies; the possibility that proposed acquisitions may not close or that modifications of some aspects of proposed acquisitions may be required in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports. HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

         HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy

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statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and securityholders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

         HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

         Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.